FORM PX14A6G

Fossil, Inc. - FOSL

Filed:  May 1, 2013

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Fossil, Inc.

2. Name of person(s) relying on exemption:

a.       Calvert Social Index Fund, Calvert VP S&P 500 Index Portfolio and Calvert VP NASDAQ 100 Index Portfolio (the “Funds”), acting through Calvert Investment Management, Inc.

b.      First Affirmative Financial Network

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     PO Box 19635, Boulder, CO 80308

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2013 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Fossil, Inc.’s Opposition Statement Regarding Water Risk in the Supply Chain (p. 46 of Fossil’s Proxy)

Proposal # 5. Shareholder Proposal

This proposal has been filed by Calvert Investment Management, Inc., and First Affirmative Financial. The proponents view the responsible management of water issues in the supply chain as a matter of strategic importance to business and investors. The steady increase in population and water demand, coupled with the effects of worsening water quality and climate change, makes fresh water scarcity a global problem.  Apparel companies that rely on cotton, leather, and other agricultural inputs are among the companies that face the greatest risk.  Water shortages can cause production shortfalls, price volatility, higher energy costs, regulatory action and competition. It is imperative that companies with significant exposure to water risk, including apparel companies, understand, manage and disclose information to investors.

Fossil’s opposition statement and primary arguments against this proposal are that:

•        Fossil complies with all applicable environmental laws and regulations.

•        Fossil has a Code of Conduct with which manufactures must comply and offers training on environmental compliance. The company also argues that it conducts audits of supplier’s compliance with the Code of Conduct.

•        Fossil states that it does not believe preparing the report requested by this proposal would be a good use of the Company's time and resources and that it would not deliver any meaningful benefit to shareholders.

Our Rebuttal and Rationale for a YES vote follows:

Understanding, managing and disclosing information about the supply chain risks is precisely what our proposal is about.  By understanding water risk in its supply chain and strengthening environmental commitments, Fossil will be better equipped for sustainable growth.  The company’s contention that it complies with legal and regulatory requirements misses the point of the proposal. There are currently no regulations governing water risk in the supply chain and the company’s Code of Conduct for Manufacturers fails to address this issue.

Rationale for a “FOR” vote:

1.         Fossil is a clear laggard in the apparel industry.

Leading companies in apparel and accessories publish sustainability policies and reports that describe vendor standards and sustainable business practices. They gather and disclose information about key environmental impacts throughout the value chain of their products.  Nine West, Adidas, Clarks, Dr. Martens, Deckers, K-Swiss, New Balance, Nike, Puma, Timberland, Wolverine all participate in the Leather Working Group (LWG), a multi-stakeholder initiative that maintains an environmental auditing protocol and promotes sustainable business practices among companies that produce leather and leather goods.

In 2010, Nike committed to have all leather suppliers join LWG and actively worked with its suppliers toward that goal.  Nike also took a leading role in developing the auditing protocol to strengthen the voluntary program.  Timberland was a founding member of LWG and has continued to work closely with tanners to reduce environmental impacts.  H&M is working to educate farmers and promote more sustainable farming practices.

While leather goods are a growing segment in Fossil’s product line up, the company is not a member of the LWG and does not disclose information about an alternative supplier environmental audit program.  Furthermore, Fossil does not disclose corporate environmental policies, nor does Fossil communicate to stakeholders and shareholders important information about long-term sustainability performance such as water and energy use and pollution reduction strategies related to the production of leather goods.

2.         Fossil does not seem to understand the strategic significance of water risk and pollution in the supply chain

Leather tanning and finishing are polluting processes that use and discharge heavy metals, chemicals, organic matter, salts and acids.   Untreated effluent is a serious problem in developing countries where leather production is growing.  With suppliers located throughout the world, Fossil is well positioned to work with third party manufactures to improve sustainability practices and disclosure.   In addition, the business risks associated with water scarcity and declining water quality are likely to be worsened by climate change in certain regions.  It is imperative that Fossil address these long-term business risks.

The company claims that describing supply chain risk is not of interest to stakeholders.  In fact, investors are extremely concerned about matters that present long term risk to companies they own.

The advantage of understanding water’s importance is certainly tangible for the world’s clothing companies. It is widely understood that regional droughts have a ripple effect in the international food and agriculture sectors.  Many companies have already experienced price volatility in their agricultural supplies due to the extended drought in the US southwest.

Results from the Carbon Disclosure Project Survey of 500 global companies, show that the majority of respondents (59%) found water to be a substantial risk factor.  Over one third of respondents reported that they have experienced water-related impacts to their business with associated costs up to $200 million.

The company maintains that it has a corporate Code of Conduct for Manufacturers that sets forth corporate responsibility requirements for suppliers.  We respect that Fossil sets out expectations to protect human rights but nowhere in the publicly disclosed information is there any discussion of supply chain environmental risk.It is our belief, that Fossil is missing significant opportunities for value creation, brand enhancement and risk mitigation by refusing to undertake the request our proposal makes.

Sustainability expert, Yvo de Boer, KPMG’s special global adviser on Climate Change, contends there are global sustainability megaforces at work - including water and resource availability -that are likely to add to business complexity in the coming decades.  In a press release for the launch of KPMG’s February 2012 report, Expect the Unexpected:  Building Business Value in a Changing World, de Boer stated:

Without action and strategic planning, risks will multiply and opportunities will be lost. Corporations are recognizing that there is value and opportunity in responsibility beyond the next quarter’s results, that what is good for people and the planet can also be good for the long-term bottom line and shareholder value.”

It is time for Fossil to assess, manage and disclose information about supply chain environmental risk.  Shareholders are urging a vote FOR this common-sense proposal for improved environmental performance, transparency and success of Fossil Inc’s long-term operations, following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND), OR FIRST AFFIRMATIVE FINANCIAL NETWORK. PLEASE DO NOT SEND YOUR PROXY TO CIM, ANY CALVERT FUND OR FIRST AFFIRMATIVE FINANCIAL NETWORK.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM, CERTAIN CALVERT FUNDS, AND/OR FIRST AFFIRMATIVE FINANCIEAL NETWORK.

For questions regarding Fossil’s Proposal #5 on Water Risk in the Supply Chain, please contact Jules Frieder,  Calvert Investments, 301.961.4753, jules.frieder@calvert.com